Campbell Mithun Tower

222 South Ninth Street, Suite 2000

Minneapolis, MN 55402-3338

Tel 612.607.7000  Fax 612.607.7100

www.foxrothschild.com

THOMAS R. MAREK

Direct Dial: 612-607-7309
Email Address: tmarek@foxrothschild.com

December 29, 2017

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mesabi Trust
Form 10-K for Fiscal Year Ended January 31, 2017
Filed April 14, 2017
File No. 001-04488

Dear Mr. Decker:

This letter sets forth the response of Mesabi Trust (the Trust) to the comment of the staff (the Staff) of the Division of Corporation Finance, Securities and Exchange Commission (the Commission) in the letter dated December 20, 2017 from Rufus Decker to Jeffrey Schoenfeld, the Trust’s corporate trustee. Mr. Schoenfeld has asked me, as legal counsel to the Trust, to respond on behalf of the Trust and all Trustees.  For your convenience, we have restated your original comment in italicized print prior to our response.

SEC Staff Comment

Form 10-K for the Fiscal Year Ended January 31, 2017

Exhibit 13

Report of Independent Registered Public Accounting Firm, page F-3

1.    Please have your auditors revise the first paragraph of their report to state that the Mesabi Trust’s Trustees are responsible for maintaining effective internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting.  Please refer to paragraph .85 of PCAOB Auditing Standard 2201 for guidance.

A Pennsylvania Limited Liability Partnership

California         Colorado         Connecticut         Delaware         District of Columbia         Florida

Illinois         Minnesota         Nevada         New Jersey         New York         Pennsylvania         Texas

December 29, 2017

Trust Response:

The Trust advises the Staff that its auditor, Baker Tilly Virchow Krause, LLP (Baker Tilly), has advised the Trust that it will include the following additional language in the first paragraph of Baker Tilly’s Report of Independent Registered Public Accounting Firm to be included in the Trust’s Form 10-K for the year ended January 31, 2018, as well as in Baker Tilly’s Report of Independent Registered Public Accounting Firm in all future Form 10-K filings of the Trust:

“Mesabi Trust’s Trustees are responsible for these financial statements, for maintaining effective internal control over financial reporting, and their assessment of the effectiveness of internal control over financial reporting, included in the accompanying Trustees’ Report on Internal Control over Financial Reporting.”

The Trust also advises the Staff that the Trust’s trustees have included the additional language regarding its responsibilities in the Trustees’ report included on page F-2 in the Trust’s Form 10-K for the fiscal year ended January 31, 2017, and will continue to manage the required controls and procedures on behalf of the Trust, and include this language in all future Trustee reports on internal controls.

Finally, by including in its diligence review and checklists a close review of future audit reports of the Trust, and specifically as related to this SEC Comment Letter and internal controls in particular, the Trust will be sure that compliance with this standard is confirmed in the future.

We hope that this response satisfactorily addresses your comment. The above response was summarized during my telephone conversation with Linda Cvrkel of the Commission Staff on December 22, 2017.  If you have any further comments or questions or require any additional information concerning the filing or the matters discussed herein, please contact me at 612-607-7309 or Jeffrey Schoenfeld at 201-593-2204. Thank you.

Very truly yours,

/s/ Thomas R. Marek

Thomas R. Marek

Fox Rothschild LLP

A Pennsylvania Limited Liability Partnership

California         Colorado         Connecticut         Delaware         District of Columbia         Florida

Illinois         Minnesota         Nevada         New Jersey         New York         Pennsylvania         Texas

December 29, 2017

cc:	Robert C. Berglund, Trustee
James A. Ehrenberg, Trustee
Richard G. Lareau, Trustee
Michael P. Mlinar, Trustee
Jeffrey Schoenfeld on behalf of Deutsche Bank National Trust Company, Corporate Trustee of Mesabi Trust
John Dauwalter, Baker Tilly Virchow Krause, LLP

A Pennsylvania Limited Liability Partnership

California         Colorado         Connecticut         Delaware         District of Columbia         Florida

Illinois         Minnesota         Nevada         New Jersey         New York         Pennsylvania         Texas